HUDSON HOUSE
· NEW YORK ·



THE HUDSON HOUSE & DISTILLERY

Business Plan | Spring 2020

Star Estate Development Group LLC
1835 Broadway (US Route 9W)
West Park, NY 12493

Charles Ferri
charles@thehudsonhouseny.com
917.887.7872

Paul Seres
paul@thehudsonhouseny.com
917.941.1304

CONFIDENTIAL INFORMATION MEMORANDUM

This Confidential Information Memorandum ("Memorandum") has been prepared by the Company, solely for use by prospective investors in considering potential interest in "The Hudson House" ("the Company"). The Memorandum does not claim to be all-inclusive or to contain all the information that a prospective investor may require to evaluate this opportunity. Each recipient of the Memorandum should carry out independent analysis of the Company and the information and data contained herein.

By accepting this Memorandum, each recipient agrees that this Memorandum and all information contained herein that is not already in the public domain shall be treated as STRICTLY CONFIDENTIAL at all times. Each recipient also agrees that neither they nor their agents, representatives, directors or employees will copy, reproduce or distribute to anyone this Memorandum, in whole or in part, at any time without the prior written consent of the Company.

Although the information contained herein is believed to be accurate, the Company has not conducted any analysis with respect to such information, and expressly disclaims any and all liability for representations and/or warranties, expressed or implied, or for any omissions from this Memorandum or any other written or oral communications to any interested party in the course of their evaluation.

This Memorandum includes statements, estimates and projections provided by the Company with respect to its future performance. Such statements, estimates, and projections reflect significant assumptions and subjective judgments by the Company's management concerning the expected results. These assumptions and judgments may or may not prove to be correct, and there can be no assurance that any projected results are attainable or will be realized. All statements, estimates and projections are subject to change.

The Company does not assume any responsibility for verifying any such statements, estimates and projections, and the Company does not make any representation or warranty as to their accuracy or completeness or that the assumptions on which they are based are valid.

The Company reserves the right to negotiate with one or more prospective investors at any time and to enter into any definitive agreement for any investment involving such investor without prior notice to the recipient or other prospective investors. The Company also reserves the right to terminate at any time without any reason thereto.

The Company and its respective agents, representatives, directors, employees and affiliates make no representation to any recipient of this Memorandum regarding the legality of a possible investment. The Company and its respective agents, representatives, directors, employees, advisors or affiliates are not acting as legal, tax, accounting or investment advisors to any recipient of the Memorandum. Each recipient should consult with advisors and make an independent analysis of the financial and tax consequences, and all other matters relating to a potential investment in the Company, prior to making a decision whether or not to enter into an agreement in connection with a potential investment into the Company. In addition, each investor should completely read all sections.

This Memorandum is the property of the Company. The Company reserves the right to require the return of this Memorandum at any time. All Communications and inquires relating to this opportunity should be directed to the Company.

TABLE OF CONTENTS



I.   EXECUTIVE SUMMARY

The Hudson House & Distillery will be an environmentally friendly, craft distillery, boutique hotel, and event space located at 1835 Broadway, West Park, NY in the heart of the Hudson Valley. It will be situated on an iconic 27-acre waterfront property enabling both land and water access. Additionally, The Hudson House will be home to a one-of-a-kind waterfront farm distillery, producing ultra-premium spirits of Vodka, Gin and Whiskeys, including Bourbons and Ryes. The Hudson House & Distillery will also produce hand sanitizers and private label spirits for existing brands looking for a unique extension to their brand positioning in their markets. Phase 1 will consist of the distillery, tasting & merchandise rooms with a 5,000+ square foot patio overlooking the Hudson River, bathrooms to accommodate large events and a bridal suite.

The Hudson House & Distillery will look to source a large percentage of its raw materials from organic producers whenever feasible depending on market availability. The distillery will take advantage of the farm distilling license, that was created in 2009 in New York State as part of Governor Cuomo's initiative to reinvigorate the state by owning our own distribution within the state, a key advantage to the farm distilling license. The industry is in its infancy with only approximately forty other distilleries in the state compared to well over two hundred wineries and over one hundred breweries.

A craft distillery on premise will put The Hudson House in a category on its own. Consumer demand and interest in craft spirits are exploding. We will leverage Charles Ferri's existing notoriety and brand Star Vodka to expand the product line in vodka, whiskey, gin and private labels for select clients. We will also utilize Paul Seres' experience and notoriety in the hospitality sector to further sales and enhance the private label program.

In addition, the Hudson Valley area is one of the top destinations for weddings, events, and agro-tourism. However, there is a shortage of quality locations to meet the demand. The Hudson House will tap into this lucrative high margin market with our ability to cater to events of all sizes including weddings, corporate parties, tours, concerts and community events among others.

Phase 2 of The Hudson House will be a unique and rare luxury boutique hotel & event space in the area. Twenty-five rooms have been approved and will not only cater to events happening at The Hudson House, but will also provide a much-needed addition to the lacking availability of premium hotel rooms in the Hudson Valley. Most event venues in the Hudson Valley provide little to no lodging. However, The Hudson House & Distillery will be able to keep guests close by and on-site, making it a unique attraction to wedding parties, event planners, and corporate event galas. The infrastructure of the property as well as the hotel can be expanded to increase occupancy should demand warrant it.

Our sales will grow considerably each year through our multiple revenue streams including; distillery, hospitality, dining, events, retail/merchandise store, and bar/tasting room. The location of The Hudson House & Distillery with its close proximity to New York City and Albany will allow the property to draw upon a high volume of travelers in addition to the local population in the region. Approximately 15% of the US population will be within a 6-hour drive to The Hudson House.

SUCCESS FACTORS
- Location: Our location is ideal in the Hudson Valley with only an hour and a half drive to NYC and less than a two-hour drive to Albany/Saratoga.
- Luxury Boutique Hotel: We will offer something that most local and national wineries, vineyards, distilleries and breweries do not offer which is a luxury boutique hotel catering to each of our guest's specific needs. Our completed vision will host a wellness spa, fine dining restaurant, outdoor pool, roof top bar, and 27 acres of land to explore will complete the experience.
- Events: We will have the unique ability to accommodate events year-round, throughout the property. By utilizing the natural topography of the site, each event will have a unique view. Within the Hudson Valley, there currently is a shortage for both outdoor venues as well as event spaces.

THE HUDSON HOUSE VISION
The Hudson House will be a socially responsible and sustainable luxury craft distillery, event space and hotel specifically designed for events throughout the grounds. Additionally, a small sustainable organic farm will be on the property.

By capitalizing on the brand equity that exists with the craft distilled Star Vodka, The Hudson House & Distillery will be uniquely positioned to not only produce its product line of American Craft Distilled Vodka, Whiskeys and Gin, but also be able to rent the production facilities to other local distillers looking for that specialty craft product. Added to that, the sustainable farming that will occupy a portion of the property and views of the Hudson River, The Hudson House & Distillery will be a one-of-a-kind property and experience.

CURRENT HIGHLIGHTS
- Ulster County Executive Michael Hein has announced his support publicly
- State Senator George Amedore letter of support[1]
- State Assembly Member Kevin Cahill letter of support[2]
- Site Plan Approved for craft distillery, event space, 25 room hotel, restaurant and tasting/merchandise room
- NY State Environmental Quality Review (SEQR) completed

---

[1] See Letters of Support in the Appendix

[2] See Letters of Support in the Appendix

- Ulster County IDA has approved our application for the State Pilot Tax Abatement Program, granting a 10-year tax break on real estate, mortgage and sales tax on all building and raw materials
- Awarded a $168,000 grant from NYS and labeled a "Priority Project" for the Mid-Hudson Region of New York State
- Scenic Hudson has announced a plan to link walking trails to The Hudson House for tourists

FINANCIAL PLAN

There are 10 points available (10%) of Star Estate Development Group LLC for a total investment of $750,000. Each point is $75,000. Funding will be closed after all 10 points are sold. Investors will receive a preferred return on distributions until 110% of their invested capital is returned. After that point, distributions will be paid pro-rata.   See attached Pro Forma





II. COMPANY OVERVIEW

The success of The Hudson House & Distillery will come from the multiple revenue centers each of which may operate independently of one another if necessary, but together offer a resort type of experience in the Hudson Valley.

The Hudson House will own and operate a luxury destination property attracting a multitude of visitors and clients looking for that special experience.   The property itself encompasses 27 acres in West Park, NY. With easy access from the NY State Thruway and Metro North train, The Hudson House will attract a discerning clientele not only from New York, but New Jersey, Connecticut, Pennsylvania and Southern New England. The main buildings consist of 24,000 square feet that will house a craft distillery, 25 room luxury boutique hotel, along with a world class fine dining restaurant, and event space, a pool with direct views of the Hudson River, and many other amenities the consumer would desire.

The goal of the property itself will be to completely develop to offer visitors the opportunity to explore the beauty of the landscape through a network of trails leading to the Hudson River. Scenic Hudson, has partnered with The Hudson House to connect the trails of their Black Creek corridor to the property which will allow outdoor enthusiasts to go from Poughkeepsie to New Paltz and Kingston all through trails.

For the history-lover, a working railroad now owned and operated by CSX runs through the property. Guests will walk the trails once traveled by transients in the 1800's looking for refuge from when the property was owned and operated by the Christian Brothers Monastery.

A portion of the property will be designated for light farming. This will serve two primary purposes. First, it will allow the designation for a Farm Distilling License from the New York State Liquor Authority. This will directly support the partnership between the Distillery and The Hudson House allowing for further brand extensions. The Distillery will be a focal point within the primary building, adding yet another attraction to the property. Tours will be offered to guests as well as tastings and retail purchases. The other benefit to allotting a portion of the property to farming are the tax benefits New York State offers businesses who are self-sustained and produce products within New York State.

The agro-tourism sector is currently experiencing an increase in growth across the United States. Traditionally, wineries and vineyards have benefitted most by agro-tourism. This has now spread to distilleries, craft breweries, organic farming, dairy farms for cheese, not to mention Cannabis in Colorado and Washington, the first two states to legalize its production, distribution, and sale. This growth can be attributed to the increasing desire of people becoming more cognizant of the food they eat and how it is made. With farming on the property, The Distillery will use staples including, corn and wheat, to further enhance the story of the brand.

The Hudson River Valley has become one of the top destinations for weddings. Most traveling from New York City, New Jersey, and Southern New England to find that picturesque location for their special day. The Hudson House & Distillery will be one of only a few that offers a luxury boutique hotel on the property. With the amazing vistas over-looking the Hudson River, there will be several locations on the property for the ceremony, receptions and photo shoots. The Hudson House will attract a strong corporate clientele looking for that getaway location for meetings and conferences.

The Hudson House & Distillery Organization Chart:





II.   INDUSTRY ANALYSIS

MARKET OVERVIEW
The market in which The Hudson House is operating can be characterized by the following:
- Luxury Boutique Hotels or Lifestyle Hotels as they are sometimes referred to, currently represent $6 billion dollars in global revenues, with a 5.6% growth rate annually. Source: Ibis World January 2015, Boutique Hotel Market Research Report
- Agro tourism has seen a steady growth since 2000. According to the USDA and the agriculture census of 2007, more than 60 million people visit farms in the US and that number has increased with the growing concern of how the food we eat is produced. Although there are no studies that show growth nationally, by state it has grown exponentially as working farms look for additional ways to increase revenues.
- Wedding Services Industry: According to Ibis World, the wedding services industry is a $55 billion dollar a year industry. More and more couples are creating lavish experiences for their friends and family to enjoy.
- Hudson Valley Tourism: In 2013, Ulster County had the highest per person spend in the Hudson Valley at $2800 per person, according to Hudson Valley Economic Development. Corp. This surpassed the other counties that make up the Hudson Valley Region. Tourism accounted for $1.4 billion of the overall economy for the Hudson Valley.

TARGET CUSTOMERS
The Hudson House will be one of the most unique and inspiring properties in the Northeast targeting the affluent, professionals 30-60 years of age, who enjoy socializing and interacting with one another in a dynamic upscale atmosphere. The Hudson House will attract a younger audience as well, given the amenities and services offered at the Estate. Customer service will be the focal point so once a guest comes to The Hudson House, they will most surely want to return. As we all know word of mouth is the best advertising and with millennial generation using social media, as their compass The Hudson House will have a lasting impression.



IV. CUSTOMER ANALYSIS

CUSTOMER NEEDS

The demographic of people between the ages of thirty to sixty-five represents a group of individuals that have the interest and resources for higher end specialty products. As a group, they were born between the years of 1950 to 1985. Their influence and purchasing power is without comparison in the United States. As a group, they comprise about seventy-six million people or about twenty-five percent of the country's population. The Baby Boomers wealth is staggering, as they control over 80% of personal financial assets and more than 50% of discretionary spending power. They are responsible for more than half of all consumer spending, buy 77% of all prescription drugs, 61% of over the counter medication and 80% of all leisure travel.

Since, The Hudson House location will be drawing upon a customer base from New York, New Jersey, Pennsylvania, Connecticut, and Southern New England, we estimate the population of baby boomers in this area to encompass millions of people.



V. COMPETITIVE ANALYSIS

The Hudson House & Distillery will initially face few competitors in the area offering luxury destination hospitality, distillery, event-space and waterfront property.

However, The Hudson House will be competing for the tourism dollar for our target demographic. There are no lifestyle hospitality destinations currently that will have on its property all that the Hudson House will offer. There does not exist a property that has a luxury boutique hotel, private shoreline of the Hudson River, craft distillery, event space, dining, and amazing views of the Hudson River all within one location.

The Hudson House price point will be based on availability and seasonality, with premium pricing being offered in more desired months such as May through October, and a more valued offering for the colder winter months. The Hudson House will be open year-round taking advantage of the beauty of the Hudson Valley in each season. For the autumn, The Hudson House will be ideally located for the beauty of the Fall foliage, apple orchards, and special events such as Halloween and Thanksgiving. For winter, The Hudson House will cater to corporate events looking for that unique and special location for their holiday parties. Spring will be the beginning of the busy season for private events, weddings followed by summer, which will be our strongest period of the year.

COMPETITIVE ADVANTAGES

The following list outlines The Hudson House's competitive advantages.

- 27 acres with breathtaking views of the Hudson River
- 30,000 square feet of existing buildings rich with history as a former monastery and school
- 1800' of private shoreline on the Hudson
- Luxury Lifestyle Boutique Hotel on site with an approval for 25 rooms and 3 suites
- The Star Distillery on site offering tours, tastings and educational seminars. The distillery will also be a prime location to host events
- Agro-tourism on site and in the surrounding areas.
- Less than an hour and half away from New York City
- Fine dining and catering on site
- Multiple locations on site for events
- Self-contained infrastructure on property including water and sewage
- The Hudson House will enter into a strategic partnership with The Knot (theknot.com), the leading national wedding vendor resource, making the Estate a premier venue for their viewership
- The Founders have combined 40 plus years of being in the media.



VI. MARKETING PLAN

The Hudson House will have a multi-pronged approach to attract its target audience. This approach will focus on three primary sectors within the hospitality industry. First, The Hudson House will be a luxury addition to a very small yet vital inventory of rooms at Inns, Motels and Hotels. By partnering with a well-known larger hospitality brand such as Starwood or Debut Hotels`, The Hudson House will have a global reach in travelers looking to explore the scenic Hudson Valley. The mid-Hudson Valley region receives a large number of visitors throughout the year, with Ulster County receiving the most out of all of the counties in the region. The area has a combined population of about nine hundred thousand people residing in Orange, Dutchess and Ulster counties. The Montreign, a $630 million casino and resort development in nearby Monticello is expected to increase tourism to the area and revitalized what was once home to resorts such as The Concord and Kutcher's. Within Montreign, a larger, $750 million mixed use development known as Adelaar is adding residential homes, shopping, a water park and a golf course. The Hudson House will add to the growing list of activities and events for residents and tourists to experience let alone our close proximity to New York City by car or boat. We will hire an established PR firm (i.e. BWR, Alison Brod, Rubenstein, Shadow PR) who will reinforce our brand positioning as well as engage VIP's and celebrities to introduce them to The Hudson House.

The second sector, The Hudson House will focus on is the lucrative private and corporate event industry. Through contacts established by Management throughout their careers, event bookers, wedding planners, corporate event producers, and agencies will be invited to experience The Hudson House. Loyalty and rewards programs will be created to insure those contacts keep The Hudson House top of mind when working with their clients. Additionally, Management has their own direct contacts to clients who produce annual events always looking for that special venue, leaving their guests impressed and wanting to return.

The third sector, The Hudson House will focus its efforts on the ever-growing agro-tourism industry. Because the area is home to so much agro-tourism, The Hudson House will offer a unique perspective on the craft distilling production of its own line of spirits. Guests will receive a one-of-a-kind experience touring the property and learning about the different types of grains and corns used for distillation. They will see botanicals growing in the herb section to better understand how elements such as soil and climate affect the overall taste of the product. Guests will tour the distillery learning how the grains are turned into sugars, which are fermented into alcohol. Finishing, with a product tasting. Management believes this one of a kind experience will create a buzz throughout our desired demographic.

All three approaches will be reinforced through social media and digital marketing. The Hudson House will identify a marketing professional, specializing in these fields to constantly strengthen The Hudson House brand message with their target consumer.

Additionally, The Hudson House & Distillery will leverage the relationships of the founders along with some investors who are well seated in the hospitality/ beverage alcohol industries in New York City and beyond.

GRAND OPENING
We will leverage the team's existing relationships to program multiple pre-opening and opening events, which will culminate into one large "Grand Opening". We will look to have a major concert by a well-known artist officially launch the property with invited government officials. Investors, friends and family, VIP's, and government officials will arrive to the property by boat with a ribbon ceremony followed by speeches and finishing with the concert and festivities showcasing the entire property.

PROMOTIONS
The Hudson House & Distillery will work with numerous event producers and bookers to gain initial interest. Private events for wedding planners, private concierges, travel editors, location scouts, photographers, corporate event bookers will be executed soon after the Estate has opened to the public. These events will take place overnight allowing these guests to fully experience what The Hudson House has to offer. Each experience will be designed to gain the maximum amount of impact thereby reinforcing the brand with each of these guests allowing for greater opportunity for recommendations. The Hudson House will also create loyalty/reward programs for each of these sectors further strengthening their on-going relationship with the property.

Soon after these events conclude, The Hudson House will look to partner with larger hospitality groups for their global reservation systems. Management will explore existing relationships with groups such as Starwood as well as more boutique brands such as Debut Hotels (Dream, Chatwal, Time Hotel) and BD Hotels (The Maritime, The Jane, The Ludlow). These partnerships will allow for further reach for bookings as well as strengthen The Hudson House's position in the industry.

The following represents a list of campaigns The Hudson House will execute throughout the year.

• Blogs/Social Media
• Email Marketing
• Event Marketing
• Gift Certificates
• Networking
• Newsletters
• Newspaper/Magazine/Journal Ads
• Online Marketing Partnerships/Sponsorships
• Postcards
• Press Releases/PR
• Radio, TV Interviews
• Hospitality Trade Shows
• Word of Mouth / Viral Marketing
• Recycling Program
• Community events



VII. OPERATIONS PLAN

KEY OPERATIONAL PROCESSES

Management will create and implement back of house systems designed to enhance efficiencies and further expand the customer experience. These systems will include proper accounting and book keeping as well as maintaining strong cash flow. Relationships will be maintained with commercial banks in case further capital is needed for expansion either on or off the property. In addition to hiring locally, The Hudson House & Distillery will tap into the rich talent pool that exists in the New York City metropolitan area.

Emergency action plans such as fire, weather related incidents, and loss of power will be created and each and every staff member will be trained to follow them in case such an emergency arises. The Hudson House will be compliant and follow all laws and regulations employed by the town of Esopus NY, Ulster County, New York State and any federal guidelines that pertain to the day-to-day operations. These agencies include, Environmental Control Board, Department of Buildings, Department of Health, New York State Liquor Authority, and local law enforcement. All federal American with Disabilities Act (ADA) will be adhered to as well.

The following list represents a small portion of the day-to-day processes to service our customers. • Product Development: always expanding and enhancing The Hudson House Brand• Sales: working with travel agents, travel sites, creating loyalty rewards programs for event bookers, • Marketing: multi-pronged strategy (virtual, local, national = success) • Concierge: creating a one of a kind concierge service that takes care of all of the guests needs whether on property or off.
• Customer Service: The Hudson House will over achieve each of our guests' expectations.



VIII. THE TEAM



CHARLES FERRI | Co-Founder | CEO
He graduated with a B.S. from SUNY Buffalo in 1996. From 1997-2000, Charles decided to get a job in finance and started working at Sanford Bernstein Investment Management. Subsequently, he worked at Deutsche Bank from 2000-2004, and at each financial institution he was successful in managing over $1.1 billion in assets for many high net worth individuals, families and select companies in sports, entertainment and media.

In 2004, Charles made the biggest and smartest decision of his life and left a very successful banking career in order to seek out his true passion as an entrepreneur. He started by purchasing a lounge under famed Chelsea Hotel with a few of his closest friends. Charles then expanded to the Hamptons owning the famous Star Room Nightclub. He then decided on creating a vodka line as a special gift for select clientele to remember him and their experience at his very popular and exclusive nightclubs.

Having had the unique opportunity to see firsthand what it takes to measure up to the quality standards sought by socialites, celebrities and VIP's, Charles knew he needed a product that stood out from the many vodka brands on the market today. He really believed the time was right for a luxury American vodka that could out smooth the many known foreign brands saturating the marketplace.

His quest began for Star Vodka by traveling the world, even to Russia, and researching to understand the vodka process. Charles wanted the finest quality ingredients and production facilities in the USA. He met with distillers and purveyors of grains and selected non-genetically modified corn, Cascade Mountain water from Oregon and a unique distillation method called volcanic filtering. Using a testing panel of 20 females (10 vodka drinkers, 10 wine drinkers) Charles would not settle for anything less than a unanimous vote by these women for the final formula for Star Vodka which would take 13 months to finally perfect.

The first production was met with instant success with his closest friends and private clientele! Charles has since been slowly increasing production while staying true to maintaining his highest quality standards. "Building a lasting brand takes time and patience while staying honest to your vision and goals", says Charles. He feels the time is now right to come back to his roots in the Hudson Valley where he grew up and develop this iconic property with a craft distillery. The Hudson House will change the spirits industry!

Most recently, Charles was selected as a main character on Esquire Network's 10-episode docu-series "Lucky Bastards". He has been on Fox Business as a spirit expert and also has been written about along with his brand Star Vodka and featured in major media publications around the country such as The NY Post, Wallstreet Journal, NY Times among others.



PAUL SERES | Co-Founder | COO
After graduation from NYU in 1990, Paul Seres formed his own production company making Off-Broadway plays and independent films. By 1992 he had begun producing and co-producing music videos for acts including Run DMC, PM Dawn, Mariah Cary, Mary J. Blige, and Sting.

He continued to work in the short format by directing and producing commercials and on-air promotional spots for clients such as A&E Television Networks, Comedy Central, Paramount Pictures, Columbia Pictures, LifeBeat, GenArts Festival, Discovery Communications, Gap, Jussara Lee, Shiseido Cosmetics, and others.

In 1997 Paul began his television development career, developing programming for such networks as MTV, VH1, Showtime Networks, Bravo, ABC, and Trio.

While establishing himself as a producer and director, Paul began working in the nightlife industry as both a promoter and a manager of several popular spots. As managing partner of Aces & Eights, Seres quickly helped the establishment grow into one of the most popular bars in New York, becoming Anheuser Busch's largest account, surpassing Madison Square Garden in volume of goods sold. Other bars and nightclubs Paul had managerial involvement with were Coffee Shop Bar, Jekyll and Hyde, Mars, Red Zone, Rock Ridge Saloon, Micro Bar, Caddy Shack, and Delta House.

Paul also produced events for corporate clients including L'Oreal, Maybelline, Movado, VisibleWorld, Polaroid, Hasbro, various fashion designers, and Coca-Cola. In 1999, Paul joined Big Fat, a New York based marketing and event agency where he became their in-house event producer and creative director. While at Big Fat, Paul produced national tours and events for clients such as PepsiCo, Lucky Strike, Kool, Seagrams, The History Channel, Stouffers', and Nintendo. In 2001, Paul produced the national rollout tour for Nintendo's GameCube, a 12-city tour that created 5000 sq. ft. nightclubs out of raw retail spaces in each of the cities. The tour won both a Gold Reggie and a Bronze Reggie for the gaming manufacturer.

In 2002 Paul formed Alba Creative, a boutique branding agency specializing in helping clients receive maximum return on their investment from their target audience. He successfully launched campaigns for IDT, Coldwell Banker, and Netomat among others. In addition to being Chief Strategy Officer, Paul helped create and directed all on-air television and radio spots for their client roster.

In July of 2005 Paul became the Managing Member of Ruby Falls Partners, LLC, a holding company that operated Sol Nightclub, a lounge in Chelsea's trendy warehouse district. Opened in 2005, Sol has become the destination for upscale urban parties & entertainment, with notables from the Black Eyed Peas, The Pussycat Dolls, Busta Rhymes, Maya, Cee-lo of Gnarls Barkley, Erykah Badu, Serena Williams, Fabolous, Cassie, Tracy Morgan, Jay McCarroll, JC Chasez, Lydia Hearst, to the New York Giants, Jets, and Knicks all being seen at this 29th street destination.

In 2008 Paul formed Helios Hospitality Group, LLC, a hospitality development holding company that is currently developing an enclosed rooftop restaurant/lounge/event space in the Fashion District. In 2012, Paul became a partner and owner at The DL and Dinner on Ludlow, a Lower East Side restaurant lounge that boasts the largest rooftop space in the area. Additionally, in June of 2013, Paul opened with Chef John Keller, Apartment 13, an American Bistro focusing on New York State purveyors and suppliers. Apartment 13 has a focus on pairing cocktails with each individual item on the menu. In 2014, Paul and his group acquired the space that was formerly St. Jerome's, on Rivington St. also in the Lower East Side. One of the original rock n' roll bars in the LES, Paul and his team renovated the entire space, expanded the first floor, and re-opened it as Rvington F & B Jeromes, as a homage to St. Jerome's. Also in 2014, Paul in partnership with Hampshire Hotels, renovated the former XVI space, to create The Attic, a midtown rooftop lounge with Western views and amazing sunsets.

Paul is a former member of Manhattan's Community Board 4 where he was on the Executive Board, Co-Chair of the Business, Licensing and Permitting Committee, which is responsible for making recommendations to the State Liquor Authority for Liquor License Applications, and the Quality of Life Committee. Paul was on the board for 8 years, helping shape the communities from the business perspective.

In 2012, Paul helped formed and became a founding trustee of the New York City Hospitality Alliance, a New York City based trade association and lobbying organization that represents the bars, cafes, lounges, nightclubs and destination hotels that make up the hospitality economic engine for the city. He is now a Vice President and liaises with NYPD on all nightlife matters.

Paul holds a Bachelor Fine Arts in theatre and a minor in film production from New York University's Tisch School of the Arts and a Bachelor Fine Arts in Music Composition with a minor in physics from New York University's School of Arts and Sciences.

R.L. BAXTER BUILDING CORP. | Partner | General Contractor
Robert Baxter came to Poughkeepsie in 1973 from Masena, NY and taught Technology at the City of Poughkeepsie Middle School for over 30 years. While teaching, Mr. Baxter established R.L. Baxter Building Corporation. R.L. Baxter Building Corporation builds and renovates commercial, residential, and historical properties. In 2009, his daughter Amanda Baxter joined the business and the following year, his son Eric Baxter began working full-time for the company. Today, the business has grown into a significantly larger operation which consists of approximately sixty-five employees, including Project Executives, Project Managers, Site Supervisors, Foremen, Carpenters and Laborers.

They work closely with owners and architects involved in each project to create the best possible building for the growing needs of their clients. For over 30 years, Baxter has been redefining what a construction and development company can do.

That's why their tagline is simply *Baxter Built*. It represents a long-standing and hard-earned reputation as one of the premier construction management firms in the Hudson Valley.

In the 30 years since their founding, they have successfully completed thousands of projects, from modest residential renovations to some of the most sophisticated ground-up facilities and commercial spaces in the Hudson Valley.

From a Builder's prospective, Baxter understands the intricacies in running a hospitality division. Baxter operates local Hudson Valley Hospitality businesses. By expanding into the hospitality industry, Baxter's talents have brought about niche destination restaurants that benefit local communities. Baxter understands that local businesses give a community its flavor and its roots. Baxter is the mastermind behind two expressive design and gut renovation restaurants in the Hudson Valley; Heritage Food + Drink and Mill House Brewing Company. Both restaurants are *Baxter Built* and are stunning examples of what Baxter can do.

At Baxter, every project they take on is met with meticulous craftsmanship, an impeccable eye for design and finishing, and an unwavering commitment to on-time, on-budget completion.

Many firms have a singular specialty and are brought in on a large project for just that one part of the job. But at Baxter, they believe every project is unique, complex, and requires wearing a lot of different hats. That's why they maintain a diverse team of specialized experts that work in close collaboration with each other and their clients to get every part of the job done right, from start to finish.

MELISSA ANDRUSHKO FERRI | Partner | Director of Events
Melissa is the owner and principal planner of the New York City based company **Variety Vintage & Co.** A Rutgers University graduate, Melissa began her career years ago as a Marketing Manager for a Global Drug Manufacturing Company, DSM. She worked closely with the sales team to understand and build strategic partnerships, developed a social media plan, created a customer survey portal, and was always under budget. She received multiple "Exceptional Achievement Awards " during her time at DSM honoring her dedication and surpassing the target goals with the sales team. As time went on, Melissa took on the additional role of Global Events Director where she produced an average of 150 events per year, giving her the opportunity to work in a variety of venues throughout the world; such as Austria, Spain, Germany, and The Netherlands. As the Events Director, Melissa found her true passion, creating events that people would never forget and every time they saw her would reminisce about them. And then the time came for Melissa and her fiancé to get married, who else would plan, organize, arrange, and design the entire production, Melissa! In 2 months, she put her entire wedding together, walked down the aisle to say "I do", and began a new chapter of her life.

After the huge success of her own wedding, Melissa was inspired to start her own Event Production Company and never looked back. Her goal is to create indelible memories for her clients, whether it's for a destination wedding on a tropical island, a cozy dinner celebration for 10 overlooking the Hudson, or a weeklong wedding celebration spanning two continents.

What makes Melissa one of the most sought-after event planners is her style, vision, and expertise. Her success is built on listening, understanding, and complementing some of the most recognized companies, individuals, and brands around the globe.

Since focusing full time on Variety Vintage, she has produced events in New York, New Jersey, Florida, and North Carolina to name a few. Melissa has been awarded "Best of the Knot" for years 2018, 2018, 2019 which is the largest wedding resource in the country.

GABLE ERENZO | Chief Distiller

Gable is the Owner/Founder/Distiller/Operator of Gardiner Liquid Mercantile, a farm-distillery with a satellite bar, restaurant, retail shop and tasting room on Main Street in Gardiner, just steps from the Tuthilltown Distillery, which he and his family founded and built as the first distillery in New York State since Prohibition.

Prior to opening Gardiner Liquid Mercantile, Gable served as National Hudson Whiskey Ambassador, earning the prestigious title of American Whiskey Ambassador of the Year in 2012 by Whisky Magazine. In this role, Gable developed important and lasting relationships with Producers, Suppliers, and Distributors/Wholesalers across the country.

He and his father built and ran Tuthilltown Spirits and Hudson Whiskey, from a single still operation to a multinational brand that recently sold to William Grant and Sons. He has held the position of Chief Distiller at Tuthilltown where he gained the status of Master Distiller.

After leaving the production side, he Managed all departments at the distillery, including visitor center experience, sales and marketing, product development, supplier and distributor relations, HR, and assisted in the negotiations to sell the brand and eventually the distillery to the esteemed family owned Producers, William Grant & Sons.

He has played an integral role in Hudson Whiskey's brand development from the first stages of production to pioneering new and innovative techniques that have contributed to the brand's recent and growing successes.

Gable's passion for distilling is presently focused on the production of fruit brandies from Hudson Valley harvests. He is currently crafting brandy from apples, pears, peaches, cherries, strawberries and grapes.

Gable also holds the distinct title of CSS or Certified Spirits Specialists, earned and awarded by the prestigious Society of Wine Educators.



IX. FINANCIALS

Pro Forma Income Statement for Operating Years 1-5

		Year 1	Year 2	Year 3	Year 4	Year 5
	SALES					
	Hand Sanitizer Sales					
	On-Premise	$ 7,500	$ 8,250	$ 9,075	$ 9,982	$ 10,980
	Off-Premise	$ 22,000	$ 24,200	$ 26,620	$ 29,282	$ 32,210
	Total Sanitizer Sales	$ 29,500	$ 32,450	$ 35,695	$ 39,264	$ 43,190
	Vodka Sales					
30	On-Premise	$ 216,000	$ 288,000	$ 540,000	$ 720,000	$ 900,000
20	Off-Premise	$ 96,000	$ 180,000	$ 360,000	$ 600,000	$ 960,000
	Total Vodka Sales	$ 312,000	$ 468,000	$ 900,000	$ 1,320,000	$ 1,860,000
	Whiskey Sales					
45	On-Premise	$ 297,000	$ 378,000	$ 702,000	$ 1,188,000	$ 1,890,000
25	Off-Premise	$ 75,000	$ 165,000	$ 330,000	$ 810,000	$ 1,500,000
	Total Whiskey Sales	$ 372,000	$ 543,000	$ 1,032,000	$ 1,998,000	$ 3,390,000
	Gin Sales					
35	On-Premise	$ -	$ 105,000	$ 168,000	$ 210,000	$ 252,000
20	Off-Premise	$ -	$ 72,000	$ 96,000	$ 120,000	$ 132,000
	Total Gin Sales	$ -	$ 177,000	$ 264,000	$ 330,000	$ 384,000
20	**Tasting Room/Merchandise/Tours**	$ 312,000	$ 468,000	$ 676,000	$ 780,000	$ 936,000
8000	**Private Events**	$ 120,000	$ 240,000	$ 300,000	$ 375,000	$ 468,750
2000	**Weekly Other Events**	$ 30,000	$ 70,000	$ 80,500	$ 92,575	$ 106,461
4500	**Event Bar Packages**	$ 45,000	$ 90,000	$ 103,500	$ 119,025	$ 136,879
	Gross Revenue	**$ 1,220,500**	**$ 2,088,450**	**$ 3,391,695**	**$ 5,053,864**	**$ 7,325,280**
	Cost of Goods - Sanitizer	$ (7,375)	$ (8,113)	$ (8,924)	$ (9,816)	$ (10,798)
	Cost of Goods - Vodka	$ (31,200)	$ (46,800)	$ (90,000)	$ (132,000)	$ (186,000)
	Cost of Goods - Whiskey	$ (63,240)	$ (92,310)	$ (175,440)	$ (339,660)	$ (576,300)
	Cost of Goods - Gin	$ -	$ (26,550)	$ (39,600)	$ (49,500)	$ (57,600)
	Alcohol Taxes (10% of sales)	$ (68,400)	$ (118,800)	$ (219,600)	$ (364,800)	$ (563,400)
	Cost of Goods - Tasting Room/Merchandise	$ (62,400)	$ (93,600)	$ (135,200)	$ (156,000)	$ (187,200)
	Cost of Goods - Private Events	$ -	$ -	$ (105,000)	$ (131,250)	$ (164,063)
	GROSS PROFIT	**$ 987,885**	**$ 1,702,278**	**$ 2,617,931**	**$ 3,870,838**	**$ 5,579,920**
	Expenses					
	Salaries and Wages					
	CEO	$ 50,000	$ 50,000	$ 75,000	$ 90,000	$ 100,000
	COO	$ 50,000	$ 50,000	$ 75,000	$ 90,000	$ 100,000
	Distiller	$ 50,000	$ 50,000	$ 85,000	$ 95,000	$ 100,000
	Assistant Distiller	$ 30,000	$ 30,000	$ 30,000	$ 32,000	$ 35,000
	Labor/Drivers	$ 25,000	$ 28,000	$ 30,000	$ 32,000	$ 35,000
	Event Director	$ 35,000	$ 35,000	$ 40,000	$ 50,000	$ 50,000
	Event Staff (includes front/back of house)	$ -	$ -	$ 100,000	$ 150,000	$ 200,000
	Tastiing Room	$ 50,000	$ 70,000	$ 80,000	$ 90,000	$ 100,000
	Property Manager	$ -	$ -	$ 40,000	$ 45,000	$ 50,000
	Bookeeper/Compliance	$ -	$ -	$ 22,000	$ 24,000	$ 26,000
	Misc Staffing	$ 25,000	$ 50,000	$ 75,000	$ 100,000	$ 125,000
	TOTAL WAGES	**$ 315,000**	**$ 363,000**	**$ 652,000**	**$ 798,000**	**$ 921,000**
	Employee Benefits (20% of wages)	$ 63,000	$ 72,600	$ 130,400	$ 159,600	$ 184,200
	Payroll Taxes (8% of wages)	$ 25,200	$ 29,040	$ 52,160	$ 63,840	$ 73,680
	Professional Services	$ 5,000	$ 5,000	$ 7,500	$ 10,000	$ 10,000
	Debt Service	$ 138,000	$ 138,000	$ 138,000	$ 138,000	$ 138,000
	Marketing & Advertising	$ 24,000	$ 75,000	$ 100,000	$ 125,000	$ 135,000
	Maintenance/Landscaping	$ 15,000	$ 18,000	$ 21,600	$ 28,800	$ 34,000
	Property Taxes	$ 32,483	$ 32,483	$ 32,483	$ 32,483	$ 32,483
	Insurance	$ 15,800	$ 16,800	$ 17,500	$ 18,600	$ 20,300
	Telecommunications					
	Landline	$ 1,200	$ 1,400	$ 1,600	$ 1,800	$ 2,000
	Mobile	$ 2,520	$ 4,000	$ 4,800	$ 6,000	$ 7,200
	Internet	$ 1,200	$ 600	$ 650	$ 700	$ 750
	Utilities					
	Electric	$ 24,000	$ 27,600	$ 31,740	$ 48,273	$ 55,513
	Gas	$ 18,000	$ 21,600	$ 25,920	$ 38,760	$ 44,790
	Garbage	$ 9,600	$ 11,040	$ 12,696	$ 18,470	$ 21,240
	Office Supplies	$ 3,600	$ 4,800	$ 5,200	$ 5,800	$ 6,500
	Postage & Shipping	$ 1,900	$ 2,200	$ 2,500	$ 2,700	$ 2,900
	Travel	$ 6,000	$ 20,000	$ 35,000	$ 45,000	$ 55,000
	Delivery Van(s)	$ 14,400	$ 14,400	$ 28,800	$ 28,800	$ 36,000
	Auto(s)	$ 12,000	$ 12,000	$ 18,000	$ 18,000	$ 18,000
	Porduct Development	$ -	$ -	$ 50,000	$ 85,000	$ 105,000
	Distillery Upgrade	$ -	$ -	$ -	$ 75,000	$ 150,000
	Misc Expenses	$ 15,000	$ 25,000	$ 40,000	$ 60,000	$ 80,000
	TOTAL EXPENSES	**$ 742,903**	**$ 894,563**	**$ 1,408,549**	**$ 1,808,626**	**$ 2,133,556**
	NET INCOME	***$ 244,982***	***$ 807,715***	***$ 1,209,382***	***$ 2,062,212***	***$ 3,446,364***

APPENDIX

SPIRIT INDUSTRY ANALYSIS

The Hudson House & Distillery is entering a fast-growing industry with high profit margins. With lower manufacturing volume, the company will charge a premium for its craft beverages and will focus on selling to individuals seeking quality, exclusivity and luxury. We will provide 3 levels of spirits with a focus on luxury branding. The main customer base for our product is the affluent and large baby boomer generation. They are looking for recreational opportunities that provide them a relaxing and luxurious experience that can be done in a social environment. I believe that we are currently entering the beginning of a decade long buildup of the craft distilling industry, similar to the experience of the micro brewing industry in the 1990's and the wine industry in the first decade of the 2000's. By entering the market at its infancy, The Hudson House & Distillery will gain lasting brand recognition, which will enable our enduring success into the future.

SUPPLIERS

The majority of ingredients used in the production of spirits can be obtained locally. We will source our corn from local growers for both our vodka and whiskey. We could potentially source our natural spring water from the Adirondacks which is plentiful and world renowned for its purity. One of the main costs in producing whiskey is in the purchase of malted barley. In the U.S., the malting industry is a closely controlled industry with ninety percent of the country's malts coming from only eight suppliers, which can lead to unexpected price increases. Fortunately, the cost of ingredients that go into a batch of whiskey are only about ten percent of the total sales price and the cost for ingredients in vodka are only about five percent of the sales price. The Hudson House & Distillery will also purchase American oak barrels from cooperages throughout the U.S. The barrels will be the primary product we will have to purchase outside of our geographic area.

DISTRIBUTION CHANNELS

There is a unique opportunity with having a farm-distilling license in New York State. Not only do you have the right to produce spirits on-premise but you are legally allowed to distribute your own spirits throughout the state without having a traditional distributor. This would save the company 20-30% on the wholesale price of our products. We will pass some of that savings to our retail customers with larger case orders. This will dramatically increase our profit margins while increasing the retail stores profit margins making them more inclined to push our spirits instead of competitors. Outside of New York State we will still have to use the traditional distribution model, however as we grow we will be able to lower our cost of goods sold which will help offset out of state distributor fees. At The Hudson House & Distillery visitors will be able to purchase our spirits for the retail price resulting in greater profit margins per unit sold with having no distributor and retail store charges. Having ongoing events, tours, tastings will only increase our on-premise sales of our spirits adding to our bottom line.

COMPETITION

The Hudson House & Distillery will initially face relatively small competition in our niche industry of a luxury distillery, event space and waterfront property. Our current competitors in the state have for the most part stuck with a barn rustic image and many of them are in a rural setting making it hard to get visitors and attention and almost no emphasis on events. The competition will continue to increase each year. Even with this growth rate there is still much room for expansion before the market becomes saturated. There are currently thirty-two distilleries in the state which is only a small fraction of the over three hundred wineries in the state. One aspect that makes opening a distillery relatively easy is the low cost of entry. For about $100,000, a distiller can acquire the equipment necessary to produce upward of one hundred gallons of spirits per day. The advantage of distilling over winemaking is that the process can be done in small batches carried out over a whole year. In winemaking, the grapes are harvested once per year and must all be processed within a short time. This requires a larger capital investment in facilities and equipment to handle and process this large influx of grapes. After the harvest and initial crush, this equipment sits idle for the rest of the year. Conversely, the grains used in distilling, can be stored year-round and processed in small batches as needed. The production process for distilling is similar to a just in time inventory system. In winemaking, the producer takes a much larger risk because the investment is committed all at once for the purchase and processing of the grapes. The wine industry is well established in New York State with over 300 wineries registered in the State. In addition, there are over one hundred breweries. Winemakers and brewers understand the science of alcohol production and can quickly learn the process of distilling. They also understand the regulatory climate in becoming licensed and selling alcohol. Furthermore, they have existing production facilities and will find it a relatively low cost to add distilling equipment. For winemakers, distilling can be a way that they can utilize their resources after the rush of the grape crush in the fall. Brewers who have made the capital investment in the mashing equipment to produce wort and will have even less investment to be made and knowledge to be learned than winemakers in how to distill as the hardest part of the process, the making wort, is something they do every day in making beer. Distilling will allow these competitors to potentially draw in and appeal to another set of people who may not normally come for their original product. For example, breweries may sell lower margin pints of beers at the brewery and then sell a high margin bottle of spirit for the customer to take home with them. The other group of competitors is the national high-end spirit brands that consumers can purchase at liquor stores. We realize that brands like Grey Goose, Ketel One, Makers Mark, Gentlemen Jack, Pendleton Whiskey and other high-end spirits will be the basis of comparison that consumers use to evaluate the value and quality of The Hudson House's products. We must provide a value proposition in our property and products that exceeds these competitors in both product quality and tasting experience to leave our customers always wanting more.

STRATEGIC POSITION

The Hudson House & Distillery is strategically positioning itself in the ultra-premier category of spirits that is located on an incredible waterfront property overlooking the Hudson River. Our products will sell between twenty-five and seventy dollars+ (Black Creek Reserve Bourbon) per 750 ml bottle. To justify these prices, the company will provide spirits of very high quality and will generously spend on advertising in the markets we are selling within. We believe that the palates of most customers can't distinguish the difference between a forty and one-hundred dollar bottle of whiskey but the perception of quality and the price customers are willing to pay are greatly influenced by the marketing proposition.

Another way to provide value and price justification for the consumer is through the tasting room experience. To enhance the customer experience, we will sell our product in the same room as the distilling equipment and barrels so that the customer can learn about and experience by watching the distilling process. As the customer tastes our product, we will explain the various flavors and characteristics that make it exceptional. This will be a well-rehearsed performance for our sales staff to help the customer feel that any price premium they are paying for the product is more than made up in the experience they received at the distillery and property.

PRIVATE LABEL

We will offer private labeling to select clients by operating year 3 providing we can meet our existing demand with our current products. We have already been in discussions with a few major local and national hospitality brands that have interest in their own private label vodka and whiskey. Having access to these accounts could dramatically increase our production rapidly and we need to be prepared to handle such a case. We already have a plan in place should this arise and will be able to contract production offsite through other distilleries in NY State that we have a relationship with to help handle a surge in demand for The Hudson House products and or our private label abilities.

SPIRIT DEVELOPMENT TIMELINE
The Distillery will have a multi-level development plan which will take place over a 5-year period.

Years 1-2
The first two years will involve the initial setup of the distilling facilities and production of our first batches of product. We expect the facility build out and setup to take up to 8 months. We will be having our stills custom fabricated at an established maker of distilling equipment. This company has already given us a 10% discount just for their desire to be a part of this project. They will be hands on in setup and training to make sure the system is working properly. Our first batch of bourbon & rye will be blended with existing aged barrels, so we will be able to release into the market along with our vodka during this period. We will source our corn from on-premise and locally. Charles Ferri will move his Star Vodka production to our facility from Oregon and The Hudson House & Distillery will leverage Star Vodka's existing marketing and distribution channels to gain an instant foothold with all our other spirits.

Years 3–4
This will be a period of rapid expansion for The Hudson House. While some product was sold through liquor stores, bars and restaurants in our second year, during years three and four we will dramatically increase our sales through these outlets and exposure in other states outside of the Northeast. We will accept new private labels at this time providing all our existing production commitments in The Hudson House are met.

Year 5
At the end of our fifth year we will have established The Hudson House as one of the most recognized brands in the craft distillery industry in the Country and our event space will be booked well in advance. We will continue this organic growth using the increasing cash flow from each year's earnings to fund the rollout of products in new markets. As our volumes of product increase will continue to expand our production facility and will bring increased automation to our distilling process. The automation will be necessary to ensure uniform quality at higher levels of production.

POTENTIAL EXIT STRATEGY
The Hudson House & Distillery has several options available for its investors after its first five years of business. One option is for the company to continue expanding its production, sales, events and sponsorships. With large cash flows and profits, all shareholders may decide that it is in our best interest to continue operations and receive large annual distributions.

The second option is to look into adding another facility for larger spirit production, wellness spa, condos and/or bungalows on the property or nearby to offer our visitors the ability to enhance The Hudson House experience while offering more revenue streams and added value to the property and overall brand.

The third option is to look at selling the company or select brands to an outside firm. This has occurred quite frequently in the recent past. Some examples of this include the sale of Grey Goose to Bacardi for $2.2 billion in 1998, Hudson Whiskey in New York, which was started as a craft distillery in 2006 and sold in 2010 to William Grant and Sons, the makers of Glenfiddich whiskey for an undisclosed amount. Other examples are the sale of 42 Below Vodka to Bacardi for 72 million in 2006, Svedka sold to Constellation Brands for $384 million in 2007 and the sale of Stranahan's Colorado Whiskey, which was opened in Denver in 2002 and sold to Proximo, the makers of 1800 tequila for an undisclosed amount. We estimate that The Hudson House will be able to sell the company for a range of six to ten times net income. This will yield a sales price in a range of twenty-six to forty-four million dollars after five years of operations.



Letters of Support

ULSTER COUNTY EXECUTIVE
244 Fair St., P.O. Box 1800, Kingston, New York 12402
Telephone: 845-340-3800
Fax: 845-334-5724

MICHAEL P. HEIN
County Executive

ADELE B. REITER
Chief of Staff

ROBERT SUDLOW
Deputy County Executive

KENNETH CRANNELL
Deputy County Executive

July 26, 2016

Meghan Taylor
Regional Director, Mid-Hudson
Empire State Development
33 Airport Center Drive - #201
New Windsor, NY 12553

Dear Ms. Taylor:

I am writing this letter in support of The Star Estate's Consolidated Funding Application for their craft distillery, boutique hotel & event space project. The proposed project would re-purpose an existing 100+ year-old former monastery located along the Hudson River in Ulster County. It would consist of a state of the art distillery that will produce vodka, whiskey and gin, a 25 room hotel with a restaurant, and an event space for weddings, corporate events, and retreats, all on a 27-acre riverfront property.

The project is expected to relocate an existing craft vodka brand from Oregon, Star Vodka, as well as expand spirit production into whiskey, bourbon, and gin. The distillery will also produce private label spirits for brands looking to enter into the craft spirit market. The distiller will source the bulk of its raw materials from New York State, and look to partner with local farms and other businesses thereby reinvigorating the local economy. The hotel would cater to tourists from around the world looking to enjoy all that the Hudson Valley has to offer, including walking trails both local and on the property as well tours of the distillery, specializing in education of spirit distillation. The events will capitalize on the growing number of Hudson Valley weddings couples are looking for. Additionally, The Star Estate will draw corporate retreats due to its proximity to New York City, because of the serenity and breathtaking views of the Hudson River and surroundings.

It is my understanding that this project will be the first of its kind that blends agri-tourism, craft distilling and hospitality along the Hudson River. The natural setting of the property would be maintained while keeping the existing character of the existing structures creating a new purpose for local residents and tourists to enjoy.

Recognizing that this project will create jobs, help expand tourism, provide much needed economic benefits and generate "buzz" and press in Ulster County and the Hudson River Valley, I urge you to consider this important and one of a kind project.

Sincerely,

Michael P. Hein
Ulster County Executive

Ulster County Website: www.ulstercountyny.gov

COMMITTEE CHAIR
ALCOHOLISM & DRUG ABUSE

COMMITTEE MEMBER
BANKS
CONSUMER PROTECTION
ELECTIONS
JUDICIARY
SOCIAL SERVICES
VETERANS, HOMELAND SECURITY & MILITARY AFFAIRS

E-MAIL ADDRESS:
AMEDORE@NYSENATE.GOV

WEBSITE:
AMEDORE.NYSENATE.GOV



THE SENATE
STATE OF NEW YORK

GEORGE A. AMEDORE, JR.
Senator, 46TH District

ALBANY OFFICE:
ROOM 802
LEGISLATIVE OFFICE BUILDING
ALBANY, NEW YORK 12247
(518) 455-2350
FAX (518) 426-6751

ULSTER OFFICE:
42 CROWN STREET
KINGSTON, NEW YORK 12401
(845) 331-3810

MONTGOMERY OFFICE:
20 PARK STREET ROOM W 121
FONDA, NEW YORK 12068
(518) 853-3401

July 25th, 2016

Ms. Meghan A. Taylor
Regional Director
Mid-Hudson Empire State Development
33 Airport Center Drive
New Windsor, NY 12553

Dear Ms. Taylor,

I am writing in support of the application for the Consolidated Funding Application being submitted by The Star Estate on behalf of the distillery, boutique hotel & event space project for the purpose of repurposing an existing 100+ year old former monastery located along the Hudson River in Ulster County. It would consist of a state of the art distillery to produce vodka, whiskey and gin, 25 room hotel with an event space for weddings, corporate events, and retreats on a 27 acre riverfront property.

The Star Estate is pursuing their vision to relocate an existing craft vodka brand from Oregon, Star Vodka, and expand spirit production into whiskey, bourbon, and gin with private label products for new brands. The spirit lines would utilize local ingredients, further adding support to farms and other local businesses. The hotel would cater to tourists from around the world to enjoy the riverfront property with walking trails, tastings, and educational material for their spirit lines that are made on premise. The events will consist of Hudson Valley weddings and NYC corporate retreats with breathtaking views of the Hudson River and surroundings.

This project reflects an active commitment by The Star Estate to create a place where people can gather to see craft distilling, view the amazing Hudson Valley, and experience one of a kind hospitality, generating an unforgettable memory while creating jobs, helping expand tourism, and creating economic activity in Ulster County and the Hudson Valley. I hope you will give your full consideration to funding this worthy project.

If I can provide further assistance, do not hesitate to contact me.

Sincerely,

Senator George A. Amedore
46th Senate District





KEVIN A. CAHILL
Assemblymember 103rd District

CHAIR
Assembly Insurance Committee

THE ASSEMBLY
STATE OF NEW YORK
ALBANY

COMMITTEES
Ways and Means
Economic Development, Job Creation, Commerce & Industry
Ethics and Guidance
Health
Higher Education

July 26, 2016

Meghan Taylor, Regional Director
Mid-Hudson Empire State Development
33 Airport Center Drive - #201
New Windsor, New York 12553

Dear Ms. Taylor:

I write regarding The Star Estate (TSE) Consolidated Funding Application for their craft distillery, boutique hotel and event space project through Mid-Hudson Empire State Development. These monies, if granted, would be used to re-purpose an existing 100+ year-old former monastery located along the Hudson River in Ulster County into a destination distillery that would consist of a state of the art craft distillery to produce vodka, whiskey and gin, a 25-room hotel, restaurant/bar and space for weddings, corporate events and retreats.

Under the leadership of Charles Ferri, a Hudson Valley native and TSE Founder and Chief Executive Officer, the Company will relocate from Oregon to continue to expand upon their first five years of success as a distiller of an American luxury vodka. His partner Paul Seres owns and operates restaurants and cocktail lounges in Manhattan and together they have over 30 years of experience in the industry. Utilizing local ingredients to produce spirits will add support to farms and other local enterprises.
The goals of *The Star Estate* project align with the Mid-Hudson "Live, Work & Play" initiative and will blend agri-tourism, craft distilling and hospitality along the Hudson River.

I thank you in advance for giving all due consideration to this request. Please feel free to contact me if there is anything further I might provide in this instance.

Sincerely,

Kevin A. Cahill

Kevin A. Cahill
Member of Assembly

KAC:kk